Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of Arista Networks, Inc. as of December 31, 2013:

Name of Subsidiary	Jurisdiction of Incorporation

Arista Networks Australia Pty Ltd	Australia

Arista Networks ULC	Canada

Arista Technology Limited	Cayman Islands

Arista Networks (Shanghai) Co., Ltd	China

Arista Networks EURL	France

Arista Networks GmbH	Germany

Arista Networks Hong Kong Limited	Hong Kong

Arista Networks India Private Limited	India

Arista Networks Limited	Ireland

Arista Networks Japan Ltd.	Japan

Arista Networks Malaysia Sdn. Bhd.	Malaysia

Datacenter Cooperatief UA	The Netherlands

Arista Networks B.V.	The Netherlands

Arista Networks SRL	Romania

Arista Networks Singapore Private Ltd.	Singapore

Arista Networks Korea, LLC	South Korea

Arista Networks Sweden AB	Sweden

Arista Network UK Limited	United Kingdom